FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                  1. Press Release dated April 3, 2006.
                  2. Press Release dated March 30, 2006.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526 and No.
333-79005).


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SIGNATURE
---------

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RADICA GAMES LIMITED




Date:      April 6, 2006                          /s/ Craig D. Storey
        -----------------------                   ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer









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                              RADICA GAMES LIMITED
                        TO EXPLORE STRATEGIC ALTERNATIVES


FOR IMMEDIATE RELEASE                         CONTACT: PATRICK S. FEELY
APRIL 3, 2006                                          CHIEF EXECUTIVE OFFICER
                                                       (LOS ANGELES, CALIFORNIA)
                                                       (626) 744 1150


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that it has engaged Navigant Capital Advisors, LLC, as its exclusive financial advisor, to assist in exploring strategic alternatives to enhance shareholder value. The Company is considering a wide range of options, which may include a possible sale of the Company, and expects this process to take a number of months. No assurance can be given that any transaction will be pursued, or if a transaction is pursued, that it will be consummated. The Company does not expect to make any further public comment on this issue unless and until the Board of Directors has completed the analysis of strategic alternatives and, if appropriate, approved a definitive transaction.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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

                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MARCH 30, 2006                                       CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     CHIEF FINANCIAL OFFICER
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.05 per share. The dividend will be payable on April 28, 2006, to shareholders of record as of April 12, 2006.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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